Exhibit (a)(16)


                          IN THE COURT OF COMMON PLEAS

                               LUCAS COUNTY, OHIO

DANA CORPORATION,                    ) Civil Action No.
a Virginia corporation
4500 Dorr Street                     ) JUDGE _________________
Toledo, Ohio  43615
            Plaintiff,               )
                                       COMPLAINT WITH JURY
      v.                             ) DEMAND ENDORSED HEREON

ARVINMERITOR, INC.,                  ) Cary Rodman Cooper (0013062)
an Indiana corporation                 Richard S. Walinski (0013054)
2135 West Maple Road                 ) Joseph P. Thacker (13039)
Troy, Michigan  48084                  COOPER & WALINSKI L.P.A.
                                     ) 900 Adams Street
And                                    Toledo, Ohio 43624
                                     ) Phone:  (419) 241-1200
DELTA ACQUISITION CORP.                Fax:  (419) 242-5675
a Virginia corporation               )
2135 West Maple Road                   WACHTELL, LIPTON, ROSEN & KATZ
Troy, Michigan  48084                ) 51 West 52nd Street
                                       New York, New York 10019

            Defendants.              ) Phone: (212) 403-1000
                                       Fax: (212) 403-2000

                                       Attorneys for Plaintiff

                                   * * * * * *

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                              NATURE OF THE ACTION

     1. This action arises out of ArvinMeritor's unlawful scheme to commence and pursue a hostile takeover attempt of Dana at an inadequate price through the use of confidential information about Dana. This information consists of non-public, highly valuable data about Dana's financial condition, business operations, and future plans and prospects. ArvinMeritor has used this information in violation of explicit contractual commitments that it made to Dana in 2001 when the two companies pursued a joint venture arrangement. This misuse of information is not only a violation of express contractual provisions and the common law, but also violates all notions of business ethics and fair dealing.

     2. Founded in 1904 and headquartered in Toledo, Ohio, Dana is one of the world's largest automotive supply companies. Dana supplies automotive components, modules, and systems to a wide variety of vehicle manufacturers and their related aftermarkets.

     3. ArvinMeritor is an Indiana company headquartered in Troy, Michigan. On July 9, 2003, ArvinMeritor, through its wholly owned subsidiary Delta Acquisition Corp., launched a hostile tender offer against Dana, one of its main competitors, in an attempt to take control of Dana and to force Dana to merge with ArvinMeritor. ArvinMeritor has publicly stated that, should it succeed in its takeover attempt, it will attempt to save money through approximately $200 million in "synergies," or cost savings, likely including layoffs and plant closings.



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     4. In 2001, ArvinMeritor entered into confidential discussions with Dana looking toward the possibility of a joint venture with respect to the two companies' aftermarket businesses. In connection with those discussions, ArvinMeritor signed a confidentiality agreement that allowed it to use Dana's confidential information "solely for the purpose of analyzing the feasibility and desirability of entering into the proposed business relationship." On the basis of this and other contractual undertakings, Dana provided ArvinMeritor with substantial confidential information. Through the commencement of its tender offer on July 9, 2003, ArvinMeritor violated the confidentiality agreement by, among other things, relying on confidential information that it had received from Dana in connection with the formulation and pursuit of its hostile bid.

     5. ArvinMeritor's Chairman and Chief Executive Officer Larry Yost admitted ArvinMeritor's use of this information -- indeed, boasted of it -- in a conference call with Wall Street analysts on July 8, 2003. Yost told the analysts that, "[s]tarting in the spring of 2001, we had extensive discussions with Dana about a transaction that would have combined our respective aftermarket businesses. [While] those discussions, ultimately, never reached closure, they convinced us that there was a lot to be gained by combining our two businesses" (emphasis added). Yost thus sought to convince the analysts of the credibility of ArvinMeritor's offer by conceding that the information Dana provided about itself in 2001 -- information provided under strict confidentiality restrictions -- had been critical in the decision-making process to proceed with the offer to acquire Dana.

     6. As a result of ArvinMeritor's improper actions, which are set forth in greater detail below, Dana brings this action to enforce the contractual rights and common law duties that ArvinMeritor owes to Dana and to bar ArvinMeritor from pursuing an unsolicited tender


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offer for Dana's shares based on the confidential information that ArvinMeritor has obtained from Dana.

                                     PARTIES

     7. Plaintiff Dana has its headquarters and principal place of business in Toledo, Lucas County, Ohio, and is incorporated under the laws of Virginia. Dana is one of the world's largest suppliers of components, modules, and systems to a wide variety of vehicle manufacturers and their related aftermarkets. Dana operates hundreds of factories and facilities in over 30 countries and employs approximately 60,000 people worldwide, approximately 3,000 of them in the State of Ohio.

     8. Defendant ArvinMeritor is an Indiana corporation based in Troy, Michigan. ArvinMeritor is a global supplier of components, modules, and systems to vehicle manufacturers and their related aftermarkets. ArvinMeritor is a direct competitor of Dana's. ArvinMeritor transacts business within Ohio by reason of its regular business activities, and through its activities connected with its tender offer, including ArvinMeritor's attempts to initiate a merger transaction with a company headquartered within Ohio and ArvinMeritor's attempt to convince Ohio residents who are shareholders of Dana, including residents of Lucas County, to tender their Dana shares to ArvinMeritor's agent and wholly owned subsidiary, Delta Acquisition Corp.

     9. Defendant Delta Acquisition Corp. ("Delta") is a wholly owned subsidiary of ArvinMeritor incorporated under the laws of Virginia. According to its public filings, Delta was formed for the purpose of making the tender offer for Dana stock and carries on no other business. Delta is the agent of ArvinMeritor in connection with ArvinMeritor's proposed hostile takeover of Dana. Delta transacts business within Ohio through its activities


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connected with its tender offer. These activities include Delta's attempt to convince Ohio residents who are shareholders of Dana, including residents of Lucas County, to tender their Dana shares to Delta.

     10. ArvinMeritor and Delta are collectively referred to hereafter as "the ArvinMeritor Entities."

        THE 2001 NEGOTIATIONS BETWEEN ARVINMERITOR AND DANA DURING WHICH ARVINMERITOR WAS PROVIDED WITH CONFIDENTIAL INFORMATION ABOUT DANA

     11. In the spring of 2001, ArvinMeritor approached Dana and expressed interest in pursuing a joint venture combining ArvinMeritor's and Dana's aftermarket businesses, i.e., the sale of automotive parts and supplies to companies other than the original vehicle manufacturers, such as NAPA, Autozone, or Pep Boys. Before entering into any discussions on the subject, Dana wanted to make sure that information that it provided to ArvinMeritor as part of any negotiations with respect to ArvinMeritor's proposal would remain confidential, as would the fact that such negotiations were taking place at all. Dana also wanted to make sure that ArvinMeritor -- one of Dana's main rivals -- did not use the confidential information for any purpose other than determining whether to pursue the joint venture.

     12. In order to satisfy these concerns with respect to confidentiality generally and especially with respect to providing a major business rival access to sensitive, confidential information, Dana and ArvinMeritor entered into a confidentiality agreement to govern the exchange of confidential information that might take place as part of any discussions about ArvinMeritor's proposed joint venture.

     13. On or about March 27, 2001, Dana provided ArvinMeritor with a confidentiality agreement that Joseph Magliochetti, Dana's Chairman and Chief Executive


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Officer, had already executed on behalf of Dana. Larry Yost, ArvinMeritor's
Chairman and Chief Executive Officer, executed the confidentiality agreement (the "Confidentiality Agreement") on March 30, 2001 on behalf of ArvinMeritor. A copy of the Confidentiality Agreement is attached hereto as Exhibit A.

     14. Under the terms of the Confidentiality Agreement, both Dana and ArvinMeritor agreed, among other things:

         a. "to use the other's Confidential Information solely for the purpose of analyzing the feasibility and desirability of entering into the proposed business relationship [i.e., the joint venture]";

         b. "to limit disclosure of such Confidential Information only to persons [within ArvinMeritor (and to external advisors)] who are directly involved in such analysis [of the joint venture] and have agreed to be subject to the terms of [the Confidentiality Agreement]";

         c. "not [to] disclose such Confidential Information to or discuss the same with any third party (other than [external advisors directly involved in analysis of the proposed joint venture]) without the express prior written permission of the other"; and

         d. unless counsel has opined that disclosure is required by law, "not [to] disclose to any third party without the other party's express consent in writing, the fact that the parties [Dana and ArvinMeritor] are participating in a study or exploration of a business relationship or the fact that the parties have exchanged Confidential Information."

     15. ArvinMeritor and Dana agreed that the Confidentiality Agreement is to "be construed in accordance with and governed by the laws of the State of Ohio."

     16. For several months after the execution of the Confidentiality Agreement, ArvinMeritor and Dana, in combination with their respective financial advisors, conducted extensive negotiations and due diligence concerning a potential joint venture transaction. As part of these negotiations and the due diligence -- and pursuant to the Confidentiality Agreement -- Dana provided ArvinMeritor with substantial non-public information


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concerning Dana, its financial condition, its business operations, its future prospects and plans, and its potential liabilities. This non-public information included, among other things, detailed breakdowns of Dana's finances and expected future growth. It included non-public information concerning the business strategies of a number of Dana's important business areas. Dana also provided ArvinMeritor with confidential information concerning its customer base -- which information is of critical importance in the automotive parts supply business. As part of their discussions concerning the potential joint venture, the two companies also analyzed, based on confidential information that they had exchanged, the financial implications of combining certain of the two companies' operations and businesses.

     17. Numerous members of ArvinMeritor's senior management were given access to this confidential information and were involved in the process of reviewing and analyzing this material. These members of senior management included ArvinMeritor's Chief Financial Officer, Controller, General Counsel, Treasurer, several Senior Vice Presidents, and Director of Corporate Development and Strategy.

     18. After extensive discussions, Dana and ArvinMeritor were unable to reach an agreement to form a joint venture and, in late summer 2001, the discussions terminated.

     19. As recognized in the Confidentiality Agreement, it was understood and agreed at all times that ArvinMeritor was being entrusted with confidential information about Dana solely by reason of its agreement to maintain its confidentiality and to use it only for the purpose of determining the feasibility and desirability of the proposed joint venture (and negotiating the terms of any such joint venture). Moreover, as alleged above, the Confidentiality Agreement mandated that neither Dana nor ArvinMeritor could publicly


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disclose the existence of the negotiations or that the two companies had exchanged confidential information.

               ARVINMERITOR VIOLATES ITS CONFIDENTIALITY AGREEMENT
                WITH DANA, AS WELL AS ITS COMMON LAW DUTIES, AND
              MAKES A TENDER OFFER BASED ON NON-PUBLIC INFORMATION

     20. On June 4, 2003, Larry Yost, Chairman and Chief Executive Officer of ArvinMeritor, telephoned Dana's Chairman and Chief Executive Officer Joseph Magliochetti. Yost informed Magliochetti that ArvinMeritor was interested in purchasing Dana for $14.00 per share in cash. Yost followed up his call the same day by sending a letter to Magliochetti setting forth ArvinMeritor's proposal.

     21. After discussing the proposal with its financial and legal advisors and after extensive deliberations, Dana's Board of Directors decided that Dana was not for sale and authorized Magliochetti to report the Board's decision to ArvinMeritor. Magliochetti did so through a telephone call to Yost. Magliochetti followed up his phone call to Yost with a letter memorializing Dana's position.

     22. On or about June 16, 2003, Yost sent Dana's Board of Directors a second letter, which substantially repeated the substance of the first letter. After further deliberations and discussions with its financial and legal advisors, Dana's Board of Directors decided again that Dana should not enter into discussions with ArvinMeritor. The Board of Directors again authorized Magliochetti to report the Board's decision to ArvinMeritor, which he did in a June 19, 2003 letter to Yost.

     23. On July 8, 2003, ArvinMeritor publicly announced its intention to commence an unsolicited tender offer for Dana. The next day, the ArvinMeritor Entities commenced the



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announced tender offer. Pursuant to the offer, the ArvinMeritor Entities are seeking to purchase all outstanding shares of Dana's common stock for $15.00 each.

     24. The ArvinMeritor Entities have stated that their goal through this tender offer is to acquire control of Dana. The ArvinMeritor Entities have sought to buttress the attractiveness of their offer to ArvinMeritor's own shareholders -- that is, to explain why the bid is good for ArvinMeritor, and to help ArvinMeritor obtain financing (which it currently does not have) -- by saying they expect to achieve approximately $200 million in "synergies," or cost savings, in the proposed combined company (presumably through means including layoffs and reductions in facilities).

     25. On July 22, 2003, after a number of meetings and deliberations about ArvinMeritor's tender offer, the Dana Board determined that the offer is inadequate from a financial point of view and is not in the best interests of either Dana or its shareholders.

     26. As Yost expressly admitted during his July 8, 2003 conference call with analysts concerning ArvinMeritor's tender offer, the "extensive discussions" in 2001, during which the two companies exchanged substantial amounts of confidential information, "convinced us that there was a lot to be gained by combining our two businesses." In other words, based in whole or in part on what they learned from Dana, confidentially, in 2001, Yost and ArvinMeritor management assessed Dana as a merger partner and take-over target and then determined that ArvinMeritor should pursue its offer. In order to obtain the support ArvinMeritor needs from its own shareholders and financing sources to pursue its bid, Yost publicly discussed ArvinMeritor's assessment of information received from Dana and sought to provide reassurance in his July 8 statements that the $15 offer was credible and a good deal from ArvinMeritor's perspective. Thus, Yost explicitly referred to the joint venture


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discussions -- in which confidential information was provided by Dana -- in order to gain support from the investment community by signaling that ArvinMeritor had not determined to make its offer or set a price for such offer solely on the basis of public information, but that indeed ArvinMeritor had the inside story on Dana. ArvinMeritor's use of Dana's confidential information to decide to pursue Dana was expressly prohibited by the Confidentiality Agreement, as well as by principles of common law, and Yost's statement referring to the 2001 negotiations was itself a violation of the agreement.

     27. Moreover, many of the ArvinMeritor recipients of the confidential information about Dana were undoubtedly involved in ArvinMeritor's decision to pursue a takeover of Dana and the manner in which -- and the price at which -- such takeover should be pursued. Even without Yost's concession that ArvinMeritor did in fact use confidential information as a basis for forming ArvinMeritor's takeover plans, it is not plausible that, in pursuing ArvinMeritor's hostile takeover attempt, these various members of ArvinMeritor's senior management could eliminate from their minds all knowledge about Dana that they gained from having access to Dana's confidential information. Further, it is likely that ArvinMeritor personnel or advisors who were not participants in the joint venture discussions have now been made privy, directly or indirectly, to Dana confidential information in connection with the decision to commence the tender offer and how to pursue it, again in violation of the Confidentiality Agreement.

     28. In addition, the Confidentiality Agreement barred ArvinMeritor (absent a legal opinion from its counsel) from revealing: (a) the existence of the joint venture negotiations; and (b) that it had received confidential information from Dana. Nevertheless, in its tender offer disclosure materials that have been filed with the Securities and Exchange Commission,


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publicly reported, and distributed to Dana shareholders, ArvinMeritor stated
that, "[i]n the spring of 2001, Parent [ArvinMeritor] approached the Company [Dana] to express Parent's interest in pursuing a joint venture combining Parent's and the Company's respective aftermarket businesses. For the next several months, Parent and the Company and their respective financial and legal advisors conducted extensive negotiations and due diligence with respect to such potential joint venture."


     29. As noted above, in addition to violating the contractual terms of the Confidentiality Agreement, ArvinMeritor, by virtue of the foregoing conduct, has also violated the common law duties that it owed to Dana as a result of entering into the joint venture discussions and receiving Dana's confidential information. At all material times, Delta knew that ArvinMeritor had obtained Dana's confidential information and was misusing that confidential information.

     30. The Confidentiality Agreement specifically provides that, insofar as ArvinMeritor does business through affiliates, such affiliates are subject to the terms of the Confidentiality Agreement "as though they were a party to it." Accordingly, Delta, an affiliate of ArvinMeritor and the agent and instrumentality through which ArvinMeritor has made its tender offer, is bound by the terms of the Confidentiality Agreement. By reason of its active participation in the conduct set forth above, Delta has violated the Confidentiality Agreement.

                                IRREPARABLE HARM

     31. As a result of the aforementioned unlawful actions of the ArvinMeritor Entities, Dana and its shareholders have suffered substantial and irreparable harm and are continuing to suffer such harm. If the ArvinMeritor Entities are permitted to pursue and


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consummate their hostile tender offer on the basis of the improper conduct described herein, Dana and its shareholders will be irreparably harmed because Dana's own internal, non-public confidential information will have been misappropriated and will be used, directly or indirectly, for purposes other than those authorized by Dana and its Board of Directors. In particular, such information will be used opportunistically by the ArvinMeritor Entities in an ongoing effort to seize control of Dana, which effort has been forever tainted by the ArvinMeritor Entities' reliance on misappropriated, confidential information.

                             FIRST CLAIM FOR RELIEF
                              (Breach of Contract)

     32. Dana repeats and re-alleges the allegations of Paragraphs 1 through 31 as if fully set forth herein.

     33. On March 30, 2001, Dana and ArvinMeritor entered into a contract, the Confidentiality Agreement, under which ArvinMeritor promised, among other things: (a) to use the confidential information that Dana provided to it solely for the purpose of determining the feasibility and desirability of entering into a joint venture with Dana; (b) only to reveal the confidential information to personnel and advisors directly involved in analyzing the proposed joint venture and who have agreed to be bound by the Confidentiality Agreement; and (c), unless required by law as reflected in an opinion of counsel, not to disclose the existence of the negotiations with Dana concerning the possible joint venture or that Dana and ArvinMeritor had exchanged confidential information. Dana would not have provided any confidential information to a competitor such as ArvinMeritor without that competitor committing -- as ArvinMeritor did -- not to use the information for any purpose other than that for which it had been provided, which was to investigate the possible joint venture that



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ArvinMeritor has proposed. Delta, as an affiliate of ArvinMeritor, is bound by the terms of the Confidentiality Agreement.

     34. Through the various actions described above, the ArvinMeritor Entities violated the Confidentiality Agreement.

     35. As a result the actions of the ArvinMeritor Entities and their breaches of the Confidentiality Agreement, Dana and its shareholders have suffered and are continuing to suffer harm.

     36. Dana has no adequate remedy at law.

     37. Dana is entitled to an injunction preliminarily and permanently barring the ArvinMeritor Entities from further violation of the Confidentiality Agreement and from pursuing or consummating its tender offer.

                             SECOND CLAIM FOR RELIEF
         (BREACH OF OHIO'S TRADE SECRETS ACT O.R.C. SS. 1333.61 ET SEQ.)

     38. Dana repeats and re-alleges the allegations of Paragraphs 1 through 37 as if fully set forth herein.

     39. Dana provided ArvinMeritor with substantial confidential information. Dana provided the confidential information in reliance on the promises that ArvinMeritor had made in the Confidentiality Agreement.

     40. The confidential information that Dana provided to ArvinMeritor included business information, plans, financial information, and customer information that derives independent economic value, actual and potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use.



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     41. At all times material herein, Dana attempted to keep the confidential information secret, and its efforts were reasonable under the circumstances. Dana would not have provided the confidential information to ArvinMeritor without the legal and equitable protections that ArvinMeritor promised.

     42. The confidential information Dana provided to ArvinMeritor pursuant to the Confidentiality Agreement constituted "trade secrets" within the meaning of O.R.C. ss. 1333.61(D).

     43. The ArvinMeritor Entities' use of Dana's trade secrets for a purpose other than analyzing the feasibility and desirability of entering into the business relationship proposed in 2001 constitutes a misappropriation of Dana's trade secrets within the meanings of O.R.C. ss. 1333.61(B).

     44. The ArvinMeritor Entities were aware, when they used the confidential information about Dana in launching their hostile tender offer, that they were not permitted to do so under the terms of the Confidentiality Agreement or under common law. The ArvinMeritor Entities nevertheless used the confidential information to pursue their hostile tender offer.

     45. As a result of the actions of the ArvinMeritor Entities and their violation of Ohio's Trade Secrets Act, Dana and its shareholders have suffered and are continuing to suffer material harm.

     46. Dana has no adequate remedy at law.

     47. Dana is entitled to an injunction preliminarily and permanently barring the ArvinMeritor Entities from further use of Dana's trade secrets and from pursuing or consummating their tender offer.


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                             THIRD CLAIM FOR RELIEF
                 (BREACH OF CONFIDENTIAL AND/OR FIDUCIARY DUTY)

     48. Dana repeats and re-alleges the allegations of Paragraphs 1 through 47 as if fully set forth herein.

     49. By entering into the joint venture discussions and by seeking and being entrusted with Dana's confidential information, ArvinMeritor entered into a relationship of trust and confidence with Dana and undertook a confidential and/or fiduciary relationship with Dana with respect to such confidential information. By virtue of this relationship, ArvinMeritor owed Dana a duty to use its confidential information solely for the purpose of determining the feasibility and desirability of the joint venture and for no other reason.

     50. By using Dana's confidential information in order to determine to pursue a tender offer for Dana, and to aid in determining how to price that tender offer, ArvinMeritor has violated, and continues to violate, its duties to Dana. Delta, by its active participation in ArvinMeritor's misconduct, aided and abetted this breach of duty.

     51. As a result of ArvinMeritor's actions and its breach of its duties to Dana, and Delta's active participation therein, Dana and its shareholders have been materially harmed. Moreover, Dana and its shareholders will continue to be materially harmed so long as such misconductcontinues.

     52. Dana has no adequate remedy at law.

     53. Dana is entitled to an injunction preliminarily and permanently barring the ArvinMeritor Entities from pursuing or consummating its tender offer.



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                                PRAYER FOR RELIEF

          WHEREFORE, Dana seeks judgment as follows:

          a. Declaring that the ArvinMeritor Entities have materially breached their contractual obligations under the Confidentiality Agreement;

          b. Declaring that the ArvinMeritor Entities have violated the Ohio Trade Secrets Act;

          c. Declaring that ArvinMeritor has violated its common law duties by its misuse and misappropriation of Dana's confidential information and that Delta has aided and abetted these violations;

          d. Preliminarily and permanently enjoining the ArvinMeritor Entities from pursuing or consummating any tender offer for Dana's shares, or taking any other steps to acquire shares of Dana through the direct or indirect use of Dana's confidential information;

          e. Awarding Dana consequential damages, including its costs and disbursements incurred in connection with the ArvinMeritor Entities' tender offer, including reasonable attorneys' and financial advisor fees, which Dana would not have been forced to incur if the ArvinMeritor Entities had not improperly commenced its tender offer in violation of common law and contractual duties, and treble damages as permitted under the Ohio Trade Secrets Act;

          f. Retaining jurisdiction to ensure that the ArvinMeritor Entities comply fully with the Court's orders;

          g. Awarding Dana its costs of suit, including reasonable attorneys' fees; and

          h. Granting Dana such other and further relief as the Court may deem just and proper.

                             Cooper & Walinski, LPA
                             Attorneys for Plaintiff

                              By: /s/ Joseph P. Thacker
                                 ------------------------------------
                                    Joseph P. Thacker   (13039)


                             OF COUNSEL:

                              Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                              New York, New York 10019
                              Phone: (212) 403-1000
                              Fax: (212) 403-2000


                              DEMAND FOR JURY TRIAL

          The plaintiff hereby demands a trial by jury on all matters so triable.


                                     /s/ Joseph P. Thacker
                                    -----------------------------------
                                    Joseph P. Thacker   (13039)